Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s Registry (CNPJ/MF No.) 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

MATERIAL FACT

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company"), in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that on this date it received notice of the decision of the 7th Corporate Court of the District of the Judicial District of the Capital of the State of Rio de Janeiro, before which it handles the Judicial Reorganization ("Judgment"), that it reexamined requests from certain creditors of the Company, and determined the following:

“1) I deny the requests for the suspension of the voting rights of the members of the Board of Directors of Oi S/A and the minority shareholders in the petition of pages. 241,856/241,984 (items ii and iii) and the petition on pages. 243,730/243,751 (items i, ii and iv).

2) Regarding the request to prohibit the signing of the plan support agreement negotiated by the minority shareholders, I hereby clarify that ANATEL has already prohibited such signing; furthermore, it is not for the Court to assess the merits of the reorganization plan.

3) I maintain the precautionary decision that determined that the new Directors Helio Costa and João Vicente Ribeiro, appointed by the Board of Directors, refrain from interfering in any way with matters related to this judicial reorganization process, as well as negotiating and drawing up the judicial reorganization plan, matters that will remain in the exclusive jurisdiction of Oi Group’s CEO, under the penalties of civil and criminal law.

4) I appoint Oi Group’s current CEO, Eurico Teles, as the person in charge of conducting and concluding negotiations with the creditors of this reorganization until December 12, 2017, on which date he must personally present to this magistrate the

Exhibit 1

reorganization plan that will be vote on in the General Creditors Meeting (Assembleia Geral de Credores, or “ACG”), regardless of approval by the Board of Directors.

5) I deny, for the time being, the request of the Judicial Administrator (“AJ”) to submit alternative plans to the General Creditors Meeting if any, that are submitted by relevant creditors.

6) As a consequence of the measure adopted here the postponement of the ACG is again required. I would emphasize that, if, on the one hand, the postponement of the ACG is a negative measure from the point of view of speed and compliance with this procedural step, on the other hand, in this case, precisely because of the postponements of the Assembly, it was possible to carry out more than 30 thousand agreements with creditors, within the mediation program that was established and is being carried out by the debtors, with the supervision of the Judicial Administrator. Considering that the list of AJ has 55,093 creditors, the implementation of 30,042 agreements is highly positive and significant. When I deferred mediation, I emphasized that: "If successful, mediation could positively impact the lives of small suppliers, labor creditors and other creditors who are interested in participating in the procedure. It may also have a positive impact on the progress of this process, since 85% of the creditors of the debtors have credits of up to R$50,000.00. That is, more than 57 thousand creditors in a universe of 67 thousand. The representativeness in the General Creditors Meeting is another positive aspect of the proposal, since, as we know, the Oi Group has creditors scattered all over the country, which would surely have difficulties in attending an ACG in Rio de Janeiro. Moreover, it cannot be denied that the possibility of the extinction of more than 50 thousand cases in progress with the transfer of the amounts deposited judicially to an account available to this court in favor of the whole collectivity of creditors is another factor that stimulates and leads "I understand that the program is succeeding and bringing benefits to those involved, considering that 54% of the creditors have already mediated and received a significant part of their credit. I therefore reschedule the first call of the General Creditors Meeting for December, 17 2017 at 11:00 a.m., which may continue on December 20, 2017, if necessary. The second call remains unchanged, which is on February 1, 2018, at 11:00 a.m., and can continue on February 2, 2018.

7) I deny in part the decision that determined the presentation of the reorganization plan to the Board 10 days in advance of the ACG. The plan must be presented by the CEO, in court, on December 12, 2017 and the ACG will take place on December 19, 2017.”

The full text of this decision is available to the Company's shareholders in the IPE Module on the Empresas.NET system of the Brazilian Securities and Exchange Commission, or CVM

Exhibit 1

(www.cvm.gov.br). An English translation of the decision will also be sent, as soon as possible, to the US Securities and Exchange Commission as per Form 6-K.

The Company will keep its shareholders and the market informed on the development of the matters addressed in this Material Fact.

Rio de Janeiro, November 29, 2017.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer